SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

      {box} REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


   {checkbox} ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003


         {box} TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                         Commission file number: 1-23584

                                XENOVA GROUP PLC
             (Exact name of Registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction or incorporation or organization)

            957 Buckingham Avenue, Slough SL1 4NL, Berkshire, England
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class registered                       Name of each exchange on which registered
Ordinary Shares of 1p each                                    London Stock Exchange
American Depositary Shares, evidenced by American
Depository Receipts, each representing ten Ordinary Shares    Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares...........................431,483,887 - as at December 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

                     Yes     {checkbox}       No      {box}

Indicate by check mark which financial statement item the registrant has elected to follow:

                     Item 17 {checkbox}       Item 18 {box}

                               EXPLANATORY NOTE

      Xenova Group plc (the "Company") hereby amends the information regarding general meetings of shareholders under Item 10 of its Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on June 29, 2004 (the "Form 20-F for 2003"). The purpose of the amendment is to include information required under Rule 4350(a)(1) of the NASDAQ Stock Market, Inc., as to any exemption received by the Company with respect to corporate governance practices.

      Other than for such specific purpose, this Form 20-F/A does not, and does not purport to, amend, update or restate the information the initial filing of the Annual Report on Form 20-F for 2003 or reflect any events that have occurred after the date on which such Annual Report was filed.

ITEM 10      ADDITIONAL INFORMATION

A. SHARE CAPITAL

      Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

MEMORANDUM OF ASSOCIATION

      We are a public company incorporated under the name "Xenova Group plc" in England and Wales with the registered number 2698673.

      Our memorandum of association provides that our principal objects include the carrying on of the business of a holding and investment company. Our objects are set out in full in Clause 4 of the memorandum of association which is available for inspection at the address specified in Item 10.H.

ARTICLES OF ASSOCIATION

      The following is a summary of certain provisions of our articles of association:

Rights attaching to shares

      1. Voting Rights

      Subject to any special terms as to voting, every member present in person at a general meeting has upon a show of hands one vote, and every member present in person or by proxy has upon a poll one vote for every {pound-sterling}0.10 of nominal share capital held by him (Art. 1I). Unless the Board otherwise decides, voting rights may not be exercised by a member who had not paid us all calls and other sums then payable by him in respect of our shares (Art. 70), or by a member who has been served with a restriction notice after failure to provide us with information concerning interests in those shares required to be provided under the U.K. Companies Act 1985 (the Act) (Art. 1(D)).

      2. Dividends and other distributions

      We may, by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board (Art. 113). The Board may pay interim dividends, and also any fixed rate dividend, according to our financial position. If the Board acts in good faith, it is not liable to holders of shares with preferred rights for losses arising from the payment of interim dividends on other shares (Art. 114).

      The Board may withhold payment of all or any part of any dividends or other moneys payable in respect of our shares from a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide us with information concerning interest in those shares required to be provided under the Act (Art. 1(D)(vii)(b)).

      Except insofar as the rights attaching to or the terms of issue of any share otherwise provides all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion of the period in respect of which the dividend is paid. Dividends may be declared or paid in any currency (Art. 115).

      The Board may, if authorized by an ordinary resolution, offer ordinary shareholders in respect of any dividend the right to elect to receive Ordinary Shares by way of scrip dividend instead of cash (Art. 122).

      Any dividend unclaimed after a period of 12 years from the date when it becomes due for payment will be forfeited and revert to us (Art. 120).

      We may stop sending dividend warrants by mail in respect of any shares if either (i) at least two consecutive payments have remained un-cashed or are returned undelivered or (ii) one payment remains un-cashed or is returned undelivered and reasonable inquiries have failed to establish any new address of the registered holder (Art. 119). We must resume sending warrants if the holder claims the arrears (Art. 119).

Transfer of shares

      Any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve (Art. 33(b)) or may transfer all or any of his uncertified shares by means of a relevant system in the manner provided for by the Un-certificated Securities Regulations 1995 (the Regulations) (Art. 33(a)). In the case of certificated shares, the instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. In the case of both certificated and un-certificated shares, the transferor is deemed to remain the holder until the transferee's name is entered in the register (Art. 34). The Board may decline to register any transfer of any share which is not a fully paid share (Art. 35), although we have given an undertaking to the Financial Services Authority that this right will not be used in circumstances in which it might prevent dealings in the shares from taking place on an open and proper basis. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

     * is lodged with us accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require

     *    is in respect of only one class of share

     * if to joint transferees, is in favor of not more than four such transferees (Art. 36(B))

      However, we may only decline to register a transfer of an un-certificated share in the circumstance set out in the Regulations (see above) and where, in the case of a transfer to joint holders, the number of joint holders exceeds four (Art. 36(A)).

      The Board may decline to register a transfer of our shares by a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide us with information concerning interests in those shares required to be provided under the Act unless the transfer is shown to the Board to be pursuant to an arm's length sale (as defined in Art. 1(D) (vii)).

Alteration of share capital

      We may by ordinary resolution increase consolidate or sub-divide our share capital (Art. 44).

      We may also, subject to the provisions of the Act and to any rights of the holders of any class of shares purchase our own shares (Art. 7) and by special resolution reduce our share capital, any capital redemption reserve and any share purchase account in any way (Art. 46).

Variation of rights

      Rights attached to any class of share may be varied, either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares the necessary quorum at such a meeting shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class in question (except at any adjourned meeting when any person holding shares of the class or his proxy is a quorum) (Art. 8).

General meetings

      Annual general meetings will be held in accordance with the requirements of the Act (Art. 48). The Board may convene an extraordinary general meeting whenever it thinks fit (Arts. 47 and 49).

      We have been granted an exemption (by letter dated April 9, 1994) with respect to the quorum requirement under Rule 4350(f) of the NASDAQ Stock Market, Inc., which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company's common voting stock. This waiver was granted on the grounds that such quorum requirements are contrary to generally accepted business practices in the United Kingdom. We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Memorandum and Articles of Association.

Directors

     *    There is no age limit for Directors (Art. 77)

     *    A Director need not be one of our members (Art. 78)

     * Directors may be appointed by ordinary resolution (Art. 79) or by the Board. Any Director appointed by the Board holds office only until the next following annual general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting (Art. 80)

     * At each of our annual general meetings, as nearly as possible one-third of the Directors shall retire from office (Art. 81). The Directors to retire on each occasion are those who have been longest in office since their last appointment or re-appointment, and as between those who were appointed or re-appointed on the same day, those who retire shall (unless they otherwise agree among themselves) be chosen by lot (Art. 82)

     * Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Board, but the aggregate of all such fees so paid to the Directors shall not exceed {pound-sterling}200,000 per annum or such higher amount as may from time to time be decided by ordinary resolution (Art. 1(F)). Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by ways of salary, commission, participation in profits or otherwise) as the Board or any committee authorized by the Board may decide whether in addition to or in lieu of his remuneration as a Director (Art. 89). In addition any Director who performs services which in the opinion of the Board or any committee authorized by the Board go beyond the ordinary duties of a Director, may be paid as much extra remuneration as the Board of any committee authorized by the Board may determine (Art. 90). Each Director may be paid his reasonable traveling, hotel and incidental expenses of attending and retiring from meetings of the Board of committees of the Board or our general meetings or any other meeting which, as a Director, he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred in the conduct of our business or in the discharge of his duties as a Director (Art. 91)

     * Subject to the provisions of the Act, and provided he has declared the nature of his interest to the Board (if he knows of it), a Director is not disqualified by his office from contracting with us, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever (Art. 93(A)). A Director may hold any other office or place of profit with us (except that of auditor) in conjunction with his office of Director and may be paid such extra remuneration for so doing as the Board or any committee authorized by the Board may decide (Art. 93(B))

     * A Director shall not vote on or count in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms of the termination of his own appointment, as the holder of any office or place of profit with us or any other company in which we are interested (Art. 93(E))

     * A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest, and if he does so his vote will not be counted. This prohibition does not apply to material interests arising from (a) the giving to the Director of any guarantee, indemnity or security in respect of money lent by him or another person on our behalf, (b) the giving of any guarantee, indemnity or security in respect of any of our debts or obligations for which the Director has assumed responsibility under a guarantee or indemnity or by giving security, (c) any of our offerings of securities, in which offer the Director is or may be entitled to participate as a holder of securities, or in the underwriting or sub-underwriting of which the Director is to participate, (d) any contract in which the Director is interested by virtue of any interest in our securities or any other interest, (e) any contract with another company (not being a company in which he owns one percent or more) in which the Director is interested, (f) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme for our Directors and employees (which does not accord to Directors any privilege or advantage not accorded to employees), (g) any contract for the benefit of our employees under which the Director benefits in a similar (but not preferential) manner, and (h) any contract for the purchase or maintenance for any Director of insurance against any liability (Art. 93(F))

     * The Board may borrow money and mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and issue debentures and other securities, whether outright or as collateral security for any of our, or a third party's, debt, liability or obligation. The Board shall restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary undertakings so as to secure that the aggregate principal amount of all Group borrowings (excluding intra-Group borrowings) shall not without the previous sanction of an ordinary resolution exceed an amount equal to 1.5 times the adjusted capital plus reserves (as defined in the Articles) (Art. 1(B))

     * Subject to the provisions of the Act, we may indemnify any Director or other officer against any liability and may purchase and maintain for any Director or other officer or auditor insurance against any liability - every Director or other officer will be indemnified, and, if the Board so determined, an auditor may be indemnified, out of our assets against any liability incurred as a Director or other officer or as auditor in defending any proceedings (whether civil or criminal) in which judgment is given in his favor or in which he is acquitted or in connection with any application under the Act in which relief from liability is granted to him by the court (Art. 136)

Untraced shareholders

      We are entitled to sell the shares of untraced members if the shares have been in issue for at least 12 years, at least three cash dividends have been payable on the shares during that time, no such dividend has been claimed, no communication has been received from the member, the member has failed to respond within three months to advertisements giving notice of our intention to sell and we have given notice of such intention to the U.K.L.A. (Art. 39).

Record date for service

      Any document may be served by us by reference to the register as it stands at any time not more than 15 days before the date of delivery and no change in the register after that time shall invalidate that service. Where any document is served or any person in respect of a share shall be entitled to any further service of that document (Art. 129).

Members resident abroad

      Members with registered addresses outside the U.K. are not entitled to receive notices from us unless they have given us an address in the U.K. at which such notices may be served (Art. 130).

Un-certificated shares

      Our articles of association permit our shares to be evidenced otherwise than by a certificate, subject to the Un-certificated Securities Regulations 1995, and to be transferred by means of a relevant system (as defined in those Regulations).

C. MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have either been entered into by us during the two years immediately preceding the date of this document and are, or may be, material:

      1. The U.K. Placing Agreement dated November 26, 2003 between (1) the Company and (2) Nomura, in respect of which {pound-sterling}21.1 million gross (approximately {pound-sterling}19.4 million net of expenses) was raised through a U.K. Placing, U.S. Private Placement and an Open Offer of 18,760,169 Units, comprising in aggregate of 187,601,690 Offer Shares and 56,280,507 Warrants, at a price of 112.5 pence per Unit (each Unit comprising 10 Offer Shares and 3 Warrants). The U.K. placing was fully underwritten by Nomura on the terms and conditions set out in the U.K. Placing Agreement. In connection with this transaction the Company prepared and distributed an offering prospectus dated November 26, 2003 to its shareholders.

          An aggregate of 18,760,169 Units were offered pursuant to the Open Offer. These Units comprise the 11,360,578 Units placed under the U.K. placing and the 7,362,461 Units placed under the U.S. Private Placement referred to below and 37,130 Units which were the subject of Directors' Undertakings.

      2. The U.S. Subscription Agreement, being the securities purchase agreement dated November 25, 2003 between (1) the Company and (2) Bingham McCutchen LLP (as Escrow Agent) and (3) certain U.S. investors. Whereby those U.S. investors agreed, subject to the conditions set out in the agreement, to subscribe in aggregate up to 7,362,461 Units at the issue price of 112.5 pence per Unit.

      3.  The U.S. Placement Agent Agreement dated November 10, 2003 between
          (1) ThinkEquity Partners LLC (ThinkEquity) and (2) the Company in respect of the U.S. Subscription Agreement.

      4. The Dr. Tan Undertaking dated November 24, 2003. An undertaking by Dr. Kim Tan to the Company and Nomura not to take up his, and to procure that N.Y. Nominees Limited, PKF Trustees Limited and Mrs. S. Tan did not take up their, entitlement under the Open Offer (in respect of their aggregate holdings of 24,950,855 Existing Ordinary Shares) that in aggregate amount to 1,919,296 Units.

      5. An offer dated August 14, 2003 pursuant to which Nomura made a recommended offer on behalf of Xenova to acquire the shares in KS Biomedix on the basis of 1.0714 Existing Ordinary Shares plus deferred consideration for every share held in KS Biomedix (the Offer). The deferred consideration entitled each person who sold their shares in KS Biomedix pursuant to the Offer to receive in respect of each KS Biomedix share, Xenova Shares to the value of 10p (based on the average closing price for the 20 days following announcement of marketing authorization of TransMIDTM in the U.S. or E.U.) in the event that TransMIDTM is commercially sold either in the E.U. or U.S. markets. The Offer went wholly unconditional on September 15, 2003.

          Pursuant to the Offer, each of Dr. Kim Tan and Dr. Fahar Merchant agreed with us not to dispose of any of the Xenova Shares issued to him in connection with the Offer, for a period of six months after the date on which the Xenova Shares were issued.

          Further, Dr. Tan and Dr. Merchant agreed that they would not, except in certain limited circumstances, dispose of any of their Xenova Shares for a further period of six months (commencing on expiry of the initial six-month period) other than through our broker.

      6. An agreement dated January 8, 2003 between Cantab, Xenova, ImmuLogic and ImmuLogic Pharmaceutical Corporation Liquidation Trust, under which we purchased for an aggregate consideration of $1 million ImmuLogic's remaining rights to future milestone and royalty payments which had been granted to it pursuant to the original asset purchase agreement between the parties dated December 18, 1998. The agreement dated December 18, 1998 has now been terminated. To fund the purchase of ImmuLogic's interests, we raised approximately {pound-sterling}680,000 (before expenses) by placing for cash 1,766,235 Ordinary Shares at a price of {pound-sterling}0.385 per share.

      7. A Rights Issue Agreement, dated September 11, 2002 between Nomura International and us (the Placing Agreement). Pursuant to this agreement we raised approximately {pound-sterling}11 million (approximately {pound-sterling}9.8 million net of expenses) by way of an 8 for 33 Rights Issue to Qualifying Shareholders, of 33,710,703 New Ordinary Shares at a price of 32.5 pence per New Ordinary Share, representing a discount of 10.75 pence (24.9%) to the closing middle market price of 43.25 pence for Ordinary Shares trading on the London Stock Exchange on September 10, 2002. The issue of the New Ordinary Shares was underwritten in full by Nomura (except to the extent of Directors' Undertakings) pursuant to the Underwriting Agreement.

      8. A joint venture agreement dated June 11, 2001 was entered into between KS Biomedix, Babraham and Ever 1484 Limited (now called Discerna) pursuant to which Discerna Limited was established. Pursuant to this agreement, KS Biomedix subscribed for 22,490 A Shares (having already subscribed for 10 A Shares) at an aggregate subscription price of {pound-sterling}380,081. On October 29, 2002, KS Biomedix subscribed for a further 22,500 A Shares at an aggregate subscription price of {pound-sterling}435,000 in accordance with the terms of the joint venture agreement.

      9. Amendment Agreement dated as of April 28, 2004 between Xenova Biomedix Limited (formerly KS Biomedix Limited) and Nycomed Danmark ApS (formerly registered as Nycomed Danmark A/S). The agreement releases Nycomed from certain obligations relating to the preparation of an application for a marketing authorization as well as certain pharmacoviligence obligations, among others. The agreement adjusts the milestone payment due under the license agreement.

      10. License Agreement dated as of December 11, 2003 between Amersham Health AS and KS Biomedix Limited. This contract covers the exclusive license to KS Biomedix Limited to manufacture, use and sell any licensed products used in connection with the therapeutic treatment of all cancers of the central nervous system and/or the head or neck. The agreement provides for royalty payments and non-refundable milestone payments to be made by KS Biomedix to Amersham.

      11. Drug Delivery Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. (formerly Nycomed Imaging A.S.) and KS Avicenna, Inc. (formerly Intelligence Expressions Inc.). This contract covers the sublicense to KS Avicenna to manufacture, use and sell any licensed products and to practice any licensed processes for the in vivo therapeutic treatment of human cancers of the central nervous system and/or the head and neck. In the event that royalties are not paid under the primary sublicense agreement, KS Avicenna shall pay Amersham a royalty based on net sales.

      12. Chloroquine Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. and KS Avicenna. This contract covers the license to KS Avicenna to manufacture, use, sell and import any licensed products and practice any licensed processes relating to the use of a vascular protector during therapeutic treatment of all cancers of the central nervous system with mutated diphtheria immunotoxins. KS Avicenna shall pay Amersham nonrefundable benchmark royalties, a noncreditable, nonrefundable license issue royalty, earned royalties, a sublicense issue royalty and a nonrefundable minimum annual royalty.

      13. License Agreement dated as of November 1, 2002 between KS Biomedix Holdings PLC and Sosei Co., Ltd. This agreement covers the exclusive rights and license to Sosei to market, distribute, sell and/or sub-license a pharmaceutical product under development for use in therapy and prophylaxis of brain cancers. The companies have agreed to collaborate in further development of said product as may be required to obtain marketing authorizations for the product in Japan.

      14. License Agreement between Xenova Biomedix Limited and Nycomed Danmark ApS, dated September 17, 2002. This contract covers the license to Nycomed of the exclusive right to market, distribute and sell a pharmaceutical product for use in the therapy of brain cancers, in certain territories. The parties agreed to collaborate in the further development of such products as may be required to obtain marketing authorization for such products in the European Union. The agreement provides that Nycomed shall contribute to the costs incurred in the product and clinical development plan.

      15. Letter Agreement Amending License Agreement dated as of November 1, 2002, between KS Biomedix Holdings PLC and Sosei Co., Ltd. This agreement amends the price terms in the original License Agreement between the parties.

      16. Licensing and Supply Agreement dated as of October 1, 2002 between KS Biomedix Limited, KS Avicenna Inc. and Ranbaxy Laboratories Limited. This contract covers the exclusive license to Ranbaxy to market, distribute, offer for sale and/or sell a modified diphtheria toxin linked to human transferring for use in the treatment of malignant and newly diagnosed brain tumors, high grade gliomas, including pediatric use. In addition, the agreement grants Ranbaxy such rights in and to the KS Biomedix intellectual property as may be reasonably required in connection with the application by Ranbaxy for a marketing authorization for the diphtheria toxin in India and the subsequent maintenance of such marketing authorization in India.

      17. Letter Agreement Amending Licensing and Supply Agreement dated as of October 4, 2002 among KS Biomedix Limited, DK Avicenna Inc. and Ranbaxy Laboratories Limited. This amendment agreement covers the price for the supply of a modified diphtheria toxin linked to transferring for use in the treatment of malignant and newly diagnosed brain tumors and high grade gliomas including pediatric use.

      18. Distribution Agreement dated as of July 23, 2002 between KS Biomedix PLC and Medison Pharma Ltd. This agreement covers Medison Pharma's exclusive distribution of KS Biomedix's product, TransMIDTM, in Israel and Palestine Authorities.

      19. Letter Agreement Amending Distribution Agreement dated as of September 23, 2002 between KS Biomedix Holdings PLC and Medison Pharma Limited. This contract amends the distribution agreement between Medison and KS Biomedix. The agreement deletes section 3.5 of the distribution agreement relating to investment and replaces it with wording providing that in return for distribution rights, Medison will purchase shares of KS Biomedix.

      20. Patent License Agreement dated as of October 1, 1996 between the National Institutes of Health or the Centers for Disease Control and Nycomed Pharma AS. This contract covers the exclusive license to Nycomed to manufacture, use and sell any licensed products for therapeutic treatment of all cancers of the central nervous system and/or the head and neck. Nycomed has agreed to pay licensor a noncreditable, nonrefundable license issue royalty, a non-refundable minimum annual royalty, earned royalties and benchmark royalties.

      21. Amendment of Non-Exclusive Patent License, L-007-9610 dated as of July 17, 2002 between the National Institutes of Health, the Centers for Disease Control and Prevention or the Food and Drug Administration and Amersham Health AS. The agreement provides that the royalty due under the agreement shall be applied to and based upon the net sales of the product as described and defined in the related exclusive patent license agreement. In addition, the agreement stipulates that the royalty shall not be applied to any component of the drug delivery system.

      Except as disclosed above, we have not entered into any contract which is or may be material within the two years preceding the date of this document or which contains provisions under which any member of our Group has an obligation or entitlement which is material to us as at the date of this document, other than in the ordinary course of business.

D. EXCHANGE CONTROLS

      There are currently no English laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls or that affect the remittance of dividends, interest or other payments to non-U.K. resident holders of ADRs or Ordinary Shares.

E. TAXATION

U.S. FEDERAL AND UNITED KINGDOM TAX CONSEQUENCES TO U.S. HOLDERS OF ORDINARY SHARES OR ADRS

      The following generally summarizes the material U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADRs by a beneficial owner of Ordinary Shares or ADRs that is (a) a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation or entity taxable as a corporation created or organized under the laws of the U.S. or any State thereof, (c) estates, the income of which is subject to U.S. federal income taxation regardless of its sources, (d) a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (e) a partnership or entity taxable as a partnership to the extent that any of the foregoing persons hold an interest therein (collectively, U.S. Holders). This summary does not address tax consequences arising under the laws of any U.S. state, locality or other taxing jurisdiction other than the U.S. Federal and the U.K. tax consequences discussed below.

      The statements of U.S. and U.K. tax laws set out below are based (i) on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Annual Report and are subject to any changes in the U.S. or U.K. law (possibly with retroactive effect), or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the U.S. and the U.K. , occurring after such date and (ii) in part, on representations of the Depositary, and assume that each obligation in the Deposit Agreement (Deposit Agreement) entered into by us, the Depositary, and the registered holders of ADRs and the owners of a beneficial interest in bank entry ADRs, and any related agreement will be performed in accordance with its terms. No assurance can be given that taxing authorities or the courts will agree with this analysis.

      This summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. This summary deals only with Ordinary Shares or ADRs held as capital assets and does not address special classes of purchasers, such as dealers in securities, persons who hold Ordinary Shares or ADRs as part of a larger integrated financial transaction or straddle, U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does not address the tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of our outstanding voting share capital. This summary does not address the U.S. federal income tax consequences to us or any U.S. Holder if we are determined to be a controlled foreign corporation, a foreign personal holding company or a personal holding company as such terms are defined for U.S. federal income tax purposes. Although we were not a controlled foreign corporation as of December 31, 2003, there can be no assurance that it will not be a controlled foreign corporation in the future.

      OWNERS AND PROSPECTIVE PURCHASERS OF ADRs ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS WITH RESPECT TO THE TAX CONSEQUENCES IN THE UNITED KINGDOM AND OTHER JURISDICTIONS, OF THE OWNERSHIP OF ADRs AND THE ORDINARY SHARES REPRESENTED THEREBY APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

      For purposes of the double tax convention between the U.S. and U.K., which came into force in March 2003 (New Convention) and the U.S. Internal Revenue Code of 1986, as amended (Internal Revenue Code), U.S. Holders will be treated as the beneficial owners of the Ordinary Shares represented by ADRs evidenced by ADRs.

TAXATION OF DIVIDENDS

United Kingdom

      Under current U.K. legislation, no tax is withheld from dividend payments by us. Under current U.K. law, if dividends are paid by us, U.K. resident individual shareholders will receive a national (non-refundable) tax credit equal to one-ninth of the net cash dividend (10% of the gross dividend) such that the individual's lower and basic rate tax liability on the amount of the dividend and notional tax credit will be satisfied. Only higher rate taxpayers will be required to pay any further income tax (equivalent to 25% of the dividend received) (the Tax Credit Amount). A shareholder who is not liable to income tax on the dividend (or any part of it) is not able to claim payment of the tax credit (or part of it) in cash from the U.K. Inland Revenue.

      Different rules and rates apply to shareholders who are trustees of U.K. resident trusts.

      U.K. resident corporate shareholders (including authorized unit trusts and open-ended investment companies) and pension funds will not normally be liable to U.K. taxation on any dividend received and are not entitled to payment in cash of the tax credit.

      The New Convention does not entitle a U.S. holder to any payment of the tax credit (or part of it) in cash from the U.K. Inland Revenue.

United States

      The New Convention will apply to dividends we make on or after May 1, 2003. However, notwithstanding the entry into force of the New Convention, the tax treatment of a U.S. Holder may continue to be governed by the Old Convention, for a period of 12 months from the date on which the relevant provisions of the New Convention came into effect, at the election of the U.S. Holder. For example, a U.S. Holder may elect that the Old Convention should apply to any dividends we make to such U.S. Holder on or before April 30, 2004.

      Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations," for U.S. federal income tax purposes, under the Old Convention the gross amount of a dividend plus the Tax Credit Amount
(i) will be included in the gross income of a U.S. Holder and will be taxable as ordinary income and (ii) may be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to certain limitations including certain minimum holding periods, the U.K. withholding tax deemed withheld will be treated for U.S. Federal income tax purposes as a foreign income tax eligible for direct credit against U.S. Holder's U.S. federal income taxes. A U.S. Holder that elects to claim a foreign tax credit for the U.K. withholding tax must disclose this on its U.S. Federal income tax return for the relevant year. For the purposes of the foreign tax credit limitation, dividends distributed by us will generally constitute "passive income" or, in the case of certain holders, "financial services income." The consequences of these limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends we paid. Under the New Convention a U.S. Holder will no longer be entitled to claim a foreign tax credit in respect of any dividends that we pay after May 1, 2003 (or May 1, 2004 in the case of a U.S. Holder who effectively elects to extend the applicability of the Old Convention). Each U.S. Holder is urged to consult his or her tax advisor concerning whether the U.S. Holder is eligible for benefits under the Old Convention and the New Convention and whether, and to what extent, a foreign tax credit will be available with respect to dividends we pay.

      The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with claiming foreign tax credits for U.S. Holders of ADRs. Accordingly, the analysis of the credibility of U.K. taxes described herein could be affected by future actions that may be taken by the U.S. Treasury.

      The dividend included in a non-corporate U.S. Holder's income in taxable years beginning before January 1, 2009 may be eligible for U.S. federal income taxation at a maximum rate of 15%. If dividends we paid were to exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the Ordinary Shares or ADRs, and any excess will be treated as a capital gain. To determine the portion of any distribution that constitutes a dividend for U.S. federal income tax purposes, we will maintain a set of books and records in accordance with U.S. tax principles.

TAXATION OF CAPITAL GAINS

United Kingdom

      A U.S. Holder who is not resident or ordinarily resident in the U.K. (and would not be treated as temporarily non-resident), for U.K. tax purposes will not be liable for U.K. tax on capital gains realized or accrued on the sale or other disposal of Ordinary or ADRs unless the Ordinary Shares or ADRs are held in connection with a trade or business carried on by such U.S. Holder in the U.K. through a branch or agency which constitutes a permanent establishment or fixed base, and the Ordinary Shares or ADRs are or have been used, held or acquired for the purposes of such trade or business of such branch or agency.

      An individual is treated as temporarily non-resident if he leaves the U.K. and (a) four out of the seven years of assessment immediately preceding the year of departure were years for which the individual satisfied the residence requirements and (b) there are fewer than five years of assessment falling between (and not including) the year of departure and the year of return. Individuals should consult their own tax advisor if they believe that these circumstances could be applicable to them.

United States

      Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations," a U.S. Holder will generally be liable for U.S. federal income tax on such gains to the same extent as on any other gains from sales or dispositions of stock. In the case of individual U.S. Holders, such gains may be eligible for preferential capital gains rates depending on holding period, date of sale, and the individual's marginal federal income tax rate. Generally, the maximum non-corporate U.S. federal income tax rate on net capital gain for shares held for more than one year is 15% for shares sold before January 1, 2009. Shares held one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. Holder's marginal income tax rate. Capital gains and losses realized on the disposition of Ordinary Shares or ADRs generally will be U.S. source gains and losses.

      A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of the Ordinary Shares or ADRs should generally be entitled, subject to certain limitations and pursuant to the New Convention, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's U.S. federal income tax liability in respect of such gain. U.S. Holders should consult their own tax advisors to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

      If we were deemed to be a passive foreign investment company (PFIC) for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of Ordinary Shares or ADRs (or receipt of certain distributions) would be treated as ordinary income, such income would be allocated over the holding period of the U.S. Holder and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. We will be classified as PFIC for a taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) on average for the taxable year, 50% or more of our assets by value produce or are held for the production of passive income. We have determined that we were not a PFIC for our taxable year ended December 31, 2003 and intend to manage our business so as not to become a PFIC. If we were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her Ordinary Shares or ADRs as an interest in a qualified electing fund (QEF Election), in which case, the U.S. Holder would be required to include in income his or her proportionate share of our income and net capital gain in years in which we are a PFIC. Alternatively, the U.S. Holder could make an election (Mark-to-Market Election) pursuant to which a U.S. Holder would generally be required to include in income as ordinary income annually the excess of the fair market value of the Ordinary Shares or ADRs over the U.S. Holder's basis therein. If a U.S. Holder makes either a QEF Election or a Mark-to-Market Election, then any gain recognized upon the sale by such U.S. Holder of his or her Ordinary Shares or ADRs generally would be taxed as a capital gain. We will continue to monitor our status and will, promptly following the end of each taxable year, notify U.S. Holders if we believe that we are properly classified as a PFIC for that taxable year to enable U.S. Holders to consider whether to make a QEF Election or a Mark-to-Market Election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making the QEF Election or Mark-to-Market Election if we are treated as a PFIC.

UNITED KINGDOM INHERITANCE TAX

      An Ordinary Share or ADR beneficially owned by an individual U.S. Holder who is domiciled in the U.S. for the purposes of the Convention relating to estate and gift taxes (Estate and Gift Tax Convention) is not subject to U.K. inheritance tax on the individual's death or on a gift made by the individual during his lifetime, except where the Ordinary Shares or ADR is part of the business property of a U.K. permanent establishment of the individual or pertains to a U.K. fixed base of an individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the U.K. to be credited against tax payable in the U.S. and for tax paid in the U.S. to be credited against tax payable in the U.K., based on priority rules set forth in that Convention, in a case where an Ordinary Share or ADR is subject to both U.K. inheritance tax and U.S. federal gift or estate tax. Special rules apply to trusts.

UNITED STATES GIFT AND ESTATE TAXES

      An individual U.S. Holder will be subject to U.S. gift and estate taxes with respect to Ordinary Shares or ADRs in the same manner and to the same extent as with respect to other types of personal property.

U.K. STAMP DUTY AND STAMP DUTY RESERVE TAX

      A document transferring Ordinary Shares is subject to U.K. stamp duty at 0.5% of the amount or value of the consideration price. There is also a charge to U.K. Stamp Duty Reserve Tax (SDRT) at 0.5% of the consideration on the agreement to transfer Ordinary Shares but such a charge is cancelled or refunded if an instrument to transfer the Ordinary Shares is executed and stamp duty is paid within six years of the date of the agreement (or, in the case of a conditional agreement, when the condition is satisfied).

      Stamp duty or SDRT at 1.5% of the amount or value of the consideration price arise on the deposit of Ordinary Shares with the Custodian of a Depositary (or certain persons providing clearance services) or their nominees or agents and will be payable by the Depositary or such person, under the Deposit Agreement. In accordance with the terms of the Deposit Agreement, holders of ADRs must pay an amount in respect of such tax to the Depositary.

      Where there is no written document of transfer (or agreement to transfer) there will be no U.K. stamp duty or SDRT on the acquisition or transfer of and ADR. The transfer of Ordinary Shares by the Custodian of the Depositary (or its nominee) to the ADR holder will attract a fixed stamp duty of {pound-sterling}5.00 per transaction only provided the ADR holder is not transferring beneficial ownership.

      Interest (at a variable rate to be fixed by the Government regulations) is payable on stamp duty due on any instrument which is not paid within 30 days of execution of the instrument, wherever executed. Penalties may also become chargeable in respect of stamp duty not paid by the due date. Equivalent rules are also in force to charge interest and penalties in respect of SDRT that is not paid by the seventh day of the calendar month following the month in which the instrument was executed, wherever execution takes place.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      The relevant paying agents for Ordinary Shares or ADRs must comply with information reporting requirements in connection with dividend payments or other taxable distributions made with respect to Ordinary Shares or ADRs within the U.S. to a non-corporate U.S. person. In addition, "backup withholding" at the current rate of 28% will apply to these payments unless the holder or beneficial owner provides an accurate taxpayer identification number in the manner required by U.S. law and applicable regulations, certifies that the holder or beneficial owner is not subject to backup withholding, and the holder or beneficial owner otherwise complies with applicable requirements of the backup withholding rules.

      Payment of the proceeds from the sale of Ordinary Shares or ADRs to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting requirements, unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption as described in the preceding paragraph. In general, neither U.S. backup withholding nor information reporting will apply to a payment made outside the U.S. of the proceeds of a sale of Ordinary Shares or ADRs through an office outside the U.S. of a non-U.S. broker. Special rules may require information reporting in the case of payments made outside the U.S. of the proceeds of the sale of Ordinary

Shares or ADRs through a U.S. broker. Amounts withheld under the backup withholding rules may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

F. DIVIDENDS AND PAYING AGENTS

      Not applicable

G. STATEMENT BY EXPERTS

      Not applicable

H. DOCUMENTS ON DISPLAY

      It is possible to read and copy documents referred to in this Annual Report that have been filed with the Securities and Exchange Commission, or SEC, at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available for inspection at our offices located at 957 Buckingham Avenue, Slough SL1 4NL, Berkshire, England.

I. SUBSIDIARY INFORMATION

      Not applicable




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


                                  SIGNATURES


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its Annual Report for the year ended December 31, 2003, to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            XENOVA GROUP PLC
                                            (Registrant)



                                            /s/    Daniel Abrams
                                            --------------------------------
                                            Daniel Abrams
                                            Finance Director and Company
                                            Secretary


Date: March 29, 2005




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